Altimmune, Inc.

910 Clopper Road, Suite 201S

Gaithersburg, Maryland 20878

January 7, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altimmune, Inc.: Registration Statement on Form S-3, filed December 31, 2020 (File No. 333-251858)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Altimmune, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 11, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Joseph Theis of Goodwin Procter LLP at (617) 570-1928.

Sincerely, Altimmune, Inc.

/s/ William Brown

William Brown Chief Financial Officer

cc:	Vipin K. Garg, Altimmune, Inc.
Joseph Theis, Esq., Goodwin Procter LLP
Seo Salimi, Esq., Goodwin Procter LLP